

April 21, 2011

Mr. Dale Schnittjer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

> **Re:** **Teledyne Technologies Inc.**
> **Form 10-K for the fiscal year ended January 2, 2011**
> **Filed March 3, 2011**
> **File No. 1-15295**

Dear Mr. Schnittjer:

We have reviewed your response letter dated March 16, 2011 and have the following additional comments.

Form 10-K for the fiscal year ended January 2, 2011

Note 13. Business Segments, page 109

1. We have reviewed your letter dated March 16, 2011 and the additional information you provided supplementally. We note that your MD&A cites several factors that contribute to the results of your reportable segments such as higher or lower sales of certain products, changes in product mix, cost reductions, lower licensing sales and lower government subcontract sales. Please revise future filings to quantify the impact of each significant factor that contributes to your results, where practicable. In addition, please revise future filings to include a more specific and comprehensive discussion of the underlying factors that contributed to changes in your product line sales and quantify the impact of these factors on your results, where practicable.

* * * *

We have completed our review of your filings and do not have any further comments at this time.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief